Exhibit 99.1

NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5L5

www.novachemicals.com
403.750.3600	tel
403.269.7410	fax

Press Release

NOVA Chemicals Announces Memorandum of Understanding with Range Resources for Ethane Supply from Marcellus Shale

Calgary, Alberta (May 2, 2011) - NOVA Chemicals Corporation (NOVA Chemicals) today announced that it signed a memorandum of understanding with a wholly-owned subsidiary of Range Resources Corporation for a long-term supply of ethane from the Marcellus Shale Basin.

“We are very pleased to be working with Range Resources as one of the key feedstock suppliers for our Corunna cracker,” said Randy Woelfel, Chief Executive Officer. “With the execution of this memorandum of understanding, we have made significant progress towards realizing our goal of assuring our Corunna cracker is the destination of choice for Marcellus based natural gas liquids.”

In addition to finalizing a definitive purchase and sale agreement with Range Resources, and customary reviews and approvals, the arrangement is subject to NOVA Chemicals finalizing a pipeline transportation agreement to transport ethane from the Marcellus Shale Basin into the Sarnia, Ontario petrochemical market.

About NOVA Chemicals Corporation

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

NOVA Chemicals Corporation:

Wendy Lomicka, Director, Corporate Communications

Tel: 412.490.4292

E-mail: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information regarding NOVA Chemicals’ memorandum of understanding with Range Resources for the supply of ethane, including statements regarding NOVA Chemicals’ progress toward realizing its goal of assuring its Corunna cracker is the destination of choice for Marcellus based natural gas liquids; and finalizing a definitive purchase and sale agreement with Range Resources and a pipeline transportation agreement to transport ethane from the Marcellus Shale Basin into the Sarnia, Ontario petrochemical market.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.